UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                              Hexcel Corporation
                           -------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share

                           -------------------------

                        (Title of Class of Securities)

                                  428290 10 0
                                  ----------
                                (CUSIP Number)


            Oliver Strub, Esq.                         John J. McGraw, Esq.
         Ciba Specialty Chemicals                    Ciba Specialty Chemicals
               Holding Inc.                                 Corporation
       Ciba Specialty Chemicals Inc.                       P.O. Box 2005
            Klybeckstrasse 141                         560 White Plains Road
             CH - 4002, Basel                        Tarrytown, New York 10591
                Switzerland                               (914) 785-2000
              41-61-696-3415
             -----------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized
                    to Receive Notices and Communications)

                                With a copy to:

                            Philip A. Gelston, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                           -------------------------

                               December 19, 2000

                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box: [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

 CUSIP No.        428290 10 0


   1      Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only) Ciba Specialty Chemicals Holding Inc.

   2      Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]                                       (b) [ ]

   3      SEC Use Only

   4      Source of Funds (See Instructions)
          OO*

   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                    [ ]

   6     Citizenship or Place of Organization
          Switzerland

              Number of                 7       Sole Voting Power
                Shares                          0
             Beneficially               8       Shared Voting Power
            Owned by Each                       0
              Reporting                 9       Sole Dispositive Power
             Person with                        0
                                       10       Shared Dispositive Power
                                                0

   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,496,748**

   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                     [ ]

   13     Percent of Class Represented
          by Amount in Row (11)
          9.46%**

   14     Type of Reporting Person (See Instructions)
          HC, CO


* No purchase of securities is being made in connection with the filing of this Schedule 13D.

** Ciba Specialty Chemicals Inc., which holds 0 shares, and Ciba Specialty Chemicals Corporation, which holds 3,496,748 shares, are each wholly owned subsidiaries of Ciba Specialty Chemicals Holding Inc.

 CUSIP No.        428290 10 0


   1      Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only) Ciba Specialty Chemicals Inc.

   2      Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]                                         (b) [ ]

   3      SEC Use Only

   4      Source of Funds (See Instructions)
          OO*

   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                      [ ]

   6      Citizenship or Place of Organization
          Switzerland

              Number of               7        Sole Voting Power
               Shares                          0
             Beneficially             8        Shared Voting Power
            Owned by Each                      0
              Reporting               9        Sole Dispositive Power
             Person with                       0
                                     10        Shared Dispositive Power
                                               0
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          0**

   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)             [ ]

   13     Percent of Class Represented
          by Amount in Row (11)
          0%**

   14     Type of Reporting Person (See Instructions)
          HC, CO



* No purchase of securities is being made in connection with the filing of this Schedule 13D.

** Ciba Specialty Chemicals Inc. is a wholly owned subsidiary of Ciba Specialty Chemicals Holding Inc. and an affiliate of Ciba Specialty Chemicals Corporation, which holds 3,496,748 shares.

 CUSIP No.        428290 10 0


   1      Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only) Ciba Specialty Chemicals Corporation
          I.R.S. No. 13-3904291

   2      Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]                                              (b) [ ]

   3      SEC Use Only

   4      Source of Funds (See Instructions)
          OO*

   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                          [ ]

   6      Citizenship or Place of Organization
          Delaware

              Number of            7            Sole Voting Power
                Shares                          3,496,748
             Beneficially          8            Shared Voting Power
            Owned by Each                       0
              Reporting            9            Sole Dispositive Power
             Person with                        3,496,748
                                  10            Shared Dispositive Power
                                                0
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,496,748**

   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                      [ ]

   13     Percent of Class Represented
          by Amount in Row (11)
          9.46%**

   14     Type of Reporting Person (See Instructions)
          CO



* No purchase of securities is being made in connection with the filing of this Schedule 13D.

** Ciba Specialty Chemicals Corporation is a wholly owned subsidiary of Ciba Specialty Chemicals Holding Inc. and an affiliate of Ciba Specialty Chemicals Inc., which holds 0 shares.

          This Amendment No. 5 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission on October 4, 1995, as amended by Amendment No. 1 thereto filed on March 8, 1996, Amendment No. 2 thereto filed on March 18, 1997, Amendment No. 3 thereto filed on August 21, 2000 and Amendment No. 4 thereto filed on October 11, 2000 (collectively, the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.



Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended by the following:

               On December 19, 2000, Ciba Specialty Chemicals Inc. ("SCI") and Ciba Specialty Chemicals Corporation ("SCC", and together with SCI, the "Sellers") sold 9,204,503 shares and 5,320,497 shares, respectively, of Common Stock to LXH, L.L.C. ("LXH") and LXH II, L.L.C. ("LXH II", and together with LXH, the "Purchasers") pursuant to a Stock Purchase Agreement dated as of October 11, 2000, by and between the Purchasers, Ciba Specialty Chemicals Holding Inc., and the Sellers (the "Stock Purchase Agreement"). As a result of the consummation of the transactions contemplated by the Stock Purchase Agreement, SCI and SCC currently own 0 shares and 3,496,748 shares, respectively, of Common Stock, and LXH and LXH II currently own 8,272,312 shares and 6,252,688 shares, respectively, of Common Stock.

               Following the consummation of the transactions contemplated by the Stock Purchase Agreement, SCI intends to investigate alternatives for disposing of its remaining shares of Common Stock.

                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated December 19, 2000


                                    CIBA SPECIALTY CHEMICALS HOLDING INC.,

by /s/ Hans-Ulrich Muller           by /s/ Oliver Strub
   ----------------------------        ----------------------------
   Name:  Hans - Ulrich Muller         Name:  Oliver Strub
   Title: Secretary to the Board       Title: Corporate Counsel



          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated December 19, 2000


                                    CIBA SPECIALTY CHEMICALS INC.,

by /s/ Hans-Ulrich Muller           by /s/ Oliver Strub
   ----------------------------        ----------------------------
   Name:  Hans - Ulrich Muller         Name:  Oliver Strub
   Title: General Counsel              Title: Corporate Counsel



          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated December 19, 2000


                                    CIBA SPECIALTY CHEMICALS CORPORATION,

                                    by /s/ John J. McGraw
                                       ----------------------------
                                       Name:  John J. McGraw
                                       Title: Vice President, General
                                               Counsel and Secretary